Bull Market Securities, Inc.
(A Wholly-Owned Subsidiary of Goldon Company Trade S.A.)

FINANCIAL STATEMENTS

December 31, 2021

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69718

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2021__ AND ENDING __12/31/2021__

       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Bull Market Securities, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

175 SW 7th Street, Suite 1405

(No. and Street)

Miami	**FL**	**33130**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Douglas Colombo	**312-718-2573**	**Dcolombo@bullmarketus.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB AND COMPANY, PA

(Name – if individual, state last, first, and middle name)

100 E SYBELIA AVE, SUITE 130 MAITLAND		FL	32751
(Address)	(City)	(State)	(Zip Code)
JULY 28, 2004		1839	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Douglas Colombo_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Bull Market Securities, Inc._____, as of December 31_____, 2 021____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
Chief Financial Officer

Notary Public

Notary Public State of Florida
Jennifer Warne
My Commission GG 321454
Expires 07/20/2023

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Bull Market Securities, Inc.
(A Wholly-Owned Subsidiary of Goldon Company Trade S.A.)
Table of Contents
December 31, 2021

Ohab and Company, P.A.

| 100 E. Sybelia Ave. Suite 130
Maitland, FL 32751 | *Certified Public Accountants*
Email: pam@ohabco.com | Telephone 407-740-7311
Fax 407-740-6441 |

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stocholder's
of Bull Market Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bull Market Securities, Inc. as of December 31, 2021, the related statements of operations, changes in liabilities subordinated to claims of general creditors, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Bull Market Securities, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Bull Market Securities, Inc.'s management. Our responsibility is to express an opinion on Bull Market Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Bull Market Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of Bull Market Securities, Inc.'s financial statements. The supplemental information is the responsibility of Bull Market Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

Ohab and Company, PA

We have served as Bull Market Securities, Inc.'s auditor since 2021.

Maitland, Florida

March 16, 2022

Bull Market Securities, Inc.
(A Wholly-Owned Subsidiary of Goldon Company Trade S.A.)
Statement of Financial Condition
December 31, 2021

ASSETS

Cash	$	269,394
Deposit with clearing broker		250,000
Receivable from clearing broker		66,843
Other assets		60,748
Operating lease right-of-use assets		64,423
Total assets	**$**	**711,408**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable	$	12,865
Due to affiliate		117,854
Subordinated loan interest payable		4,934
Liabilities subordinated to claims of general creditors		100,000
Operating lease liability		64,747
Total liabilities		300,400

Stockholder's Equity

Common stock, $0.01 par value; 1,000 shares authorized, issued, and outstanding		10
Additional paid-in capital		1,499,990
Accumulated deficit		(1,088,992)
Total stockholder's equity		411,008
Total liabilities and stockholder's equity	**$**	**711,408**

Bull Market Securities, Inc.
(A Wholly-Owned Subsidiary of Goldon Company Trade S.A.)
Statement of Operations
For the Year Ended December 31, 2021

Revenues		
Commissions (Including $55,338 from related party)	$	750,355
12b-1 distribution fees		50,593
Other income		80,594
Total revenues		881,542
Expenses		
Professional fees		390,694
Compensation and benefits		476,280
Clearance and execution fees		200,604
Office and other expenses		64,925
Occupancy expense		40,277
Insurance and regulatory		44,502
Interest expense		2,040
Depreciation		1,455
Total expenses		1,220,777
Net loss	$	**(339,235)**

The accompanying notes are an integral part of the financial statements

Bull Market Securities, Inc.
(A Wholly-Owned Subsidiary of Goldon Company Trade S.A.)
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
December 31, 2021

Balance at December 31, 2020	$	100,000
Changes on subordinated claims of general creditors - no changes		-
Balance at December 31, 2021	$	100,000

Bull Market Securities, Inc.
(A Wholly-Owned Subsidiary of Goldon Company Trade S.A.)
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2021

| | Common Stock | | Additional Paid-In Capital | Accumulated Deficit | Total |
	Shares	Amount			
Stockholder's equity, beginning of year	1,000	$ 10	$ 999,990	$ (749,757)	$ 250,243
Capital contributions	-	-	500,000	-	500,000
Net loss	-	-	-	(339,235)	(339,235)
Stockholder's equity, end of year	1,000	$ 10	$1,499,990	$ (1,088,992)	$ 411,008

The accompanying notes are an integral part of the financial statements

Bull Market Securities, Inc.
(A Wholly-Owned Subsidiary of Goldon Company Trade S.A.)
Statement of Cash Flows
For the Year Ended December 31, 2021

Cash flows from operating activities:		
Net loss	$	(339,235)
Adjustments to reconcile net loss to net		
cash used in operating activities		
Depreciation		1,455
Interest on liabilities subordinated to claims of general creditors		4,080
Forgiveness of PPP loan		(38,577)
Changes in operating assets and liabilities		
Increase in deposit with clearing broker		(150,000)
Decrease in receivable from clearing broker		211,362
Decrease in other assets		4,317
Increase in accounts payable		4,808
Net amortization of lease asset and liability		81
Increase in due to affiliate		16,320
Total adjustments		53,846
Net cash used in operating activities		(285,389)
Cash flows provided by financing activities:		
Capital contributions		500,000
Net cash provided by financing activities		500,000
Net increase in cash		214,611
Balance, beginning of year		54,783
Balance, end of year	$	**269,394**
Supplemental disclosures of cash flow information:		
Income taxes	$	-
Interest	$	-

The accompanying notes are an integral part of the financial statements

NOTE 1: NATURE OF OPERATIONS

Bull Market Securities, Inc. (the "Company"), is a Florida corporation registered as a broker/dealer with the Securities and Exchange Commission ("SEC"). The Company's operations consist primarily of introducing customer accounts on a fully disclosed basis to its clearing broker/dealer whereby it does not hold customer funds or securities. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company is a wholly-owned subsidiary of Goldon Company Trade S.A. (the "Parent").

The Company primarily solicits foreign clients, specifically from Argentina. The client's proportions are 70% individuals and 30% institutions and corporations. The products that are offered by the firm are: US equities, American Depository Receipts, ETFs, Options, Offshore Mutual Funds and Foreign Fixed Income. The products are offered in an agency and riskless principal basis.

Since inception in October 2015, the Company has been dependent on its Parent to make capital contributions to support its startup and operations and to maintain compliance with SEC Rule 15c3-1. The Parent has committed to continue providing the necessary capital to the Company for it to maintain compliance with SEC Rule 15c3-1 and for it to continue to meet its obligations.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flow, cash and cash equivalents include money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less, which approximates fair value.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Receivable from Clearing Broker

The Company's receivable from clearing broker includes amounts receivable from unsettled trades on behalf of customers, amounts receivable for securities failed to deliver, accrued interest receivables and cash deposits.

Other assets

Other assets consist of deposits, prepaid expense and furniture and equipment.

Furniture and Equipment

Depreciation for furniture and equipment is provided for on a straight-line basis over the estimated useful lives of such assets. The estimated useful life of the furniture and equipment is five years. Furniture and equipment with a cost of $8,603 and related accumulated depreciation of $5,795 are included in other assets on the accompanying statement of financial condition. For the year ended December 31, 2021, depreciation expense amounted to $1,455.

Leases

The Company accounts for leases in accordance with Accounting Standards Codification 842, Leases ("ASC 842"). The Company determines if an arrangement contains a lease at inception based on whether or not the Company has the right to control the asset during the control period and other facts and circumstances. The Company evaluates the classification of leases as operating or finance at inception.

The Company has determined that all leases under which they are the lessee to be operating leases. The Company is the lessee in a lease contract when they obtain the right to control the asset. Operating lease right-of-use ("ROU") assets represent the Company's right to use an underlying asset for the lease term, and lease liabilities represent the Company's obligation to make lease payments arising from the lease, both of which are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. The Company determines the lease term by assuming the exercise of renewal options that are reasonably certain. As most of the Company's leases do not provide an implicit interest rate, the Company uses the Daily Treasury Yield Curve Rate from the U.S. Department of the Treasury over the period of the lease based on the information available at the commencement date in determining the present value of future payments. Leases with a lease term of 12 months or less at inception are not recorded on the Company's statement of financial condition and are expensed on a straight-line basis over the lease term in the Company's statements of operations.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

Revenue from contracts with customers includes commission income and trading gains. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions – Commissions revenue include Riskless principal transactions, commissions and mutual fund commissions and trading. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

12b-1 distribution fees - The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Other income – Miscellaneous clearing agent fees, charges to clients which includes handling fees, ACAT revenue charges, postage income, etc. The Company believes that its performance obligation for fees is fulfilled on the trade date. Forgiveness of the Company's Paycheck Protection Program ("PPP") loan as disclosed in Note 6 is also included in other income.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company records deferred taxes using the asset and liability method. Deferred taxes are recorded to reflect the tax consequences on future years of temporary differences between the tax basis of assets and liabilities and their financial reporting amounts at year end, based on enacted tax laws and statutory tax rates applicable to periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Concentration of Credit Risk

The Company maintains cash at banks and other financial institutions. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. Cash deposits, at times, exceed federally insured limits. The Company has not experienced any losses in its cash, and believes that there is no significant risk with respect to these deposits.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Computation of Customer Reserve

The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934. The Company meets the exempting provisions of Paragraph (k)(2)(ii).

NOTE 3: DEPOSIT WITH CLEARING BROKER

The Company has an agreement with AXOS Clearing, LLC (the "Clearing Broker") to execute and clear trades on a fully disclosed basis for both customer and proprietary accounts of the Company. The Company is required to maintain a $250,000 deposit on hand with the Clearing Broker, and as of December 31, 2021 has maintained such balance.

NOTE 4: RECEIVABLE FROM CLEARING BROKER

Receivable from Clearing Broker results from the Company's normal securities transactions. As of December 31, 2021, the amount due from its current Clearing Broker was $66,843.

NOTE 5: LEASES

The Company entered into a 12 month lease in October 2018 for office space with monthly lease payments of $3,300 and an option to renew the agreement at the end of the lease for up to two years. This lease was terminated early by the lessor in April 2021 at which time the remaining ROU asset of $16,750 and lease liability of $16,855 was removed.

In July 1, 2021 the Company entered into a lease for new office space for 12 months with monthly lease payments of $3,600. The lease includes a 1 year option to renew with a 3% annual increase. Payments due under the lease contract includes fixed payments plus variable payments for taxes, insurance and common area maintenance. The Company determined that the exercise of the renewal option to be reasonably certain and thus recorded a ROU asset of $85,348 and lease liability of $85,348 on the statement of financial condition upon execution of the lease on July 1, 2021. The present value was calculated utilizing the Daily Treasury Yield Curve Rate from the U.S. Department of the Treasury as of July 1, 2021 of 2.6%, based on the terms of the lease and the interest rate environment at the date of inception.

Office lease costs of $41,669 for the year ended December 31, 2021 are included in occupancy expenses on the accompanying statement of operations. For the year ended December 31, 2021, total cash paid for the leases was $35,196.

The components of office lease cost are as follows:

Operating lease cost	$	35,520
Variable lease cost		6,149
	$	41,669

The future minimum rental payments are as follows:

2022	$	43,848
2023		22,248
		66,096
Less imputed interest		(1,349)
	$	64,747

NOTE 6: PPP LOAN

On April 15, 2020, the Company received a loan in the amount of $38,577 under the PPP pursuant to the CARES Act and administered by the Small Business Administration ("SBA"). The PPP provides for forgivable loans to qualifying businesses. The loan and accrued interest are forgivable as long as the borrower uses the loan proceeds for eligible purposes, including payroll costs, rent and utilities. The Company applied for loan forgiveness which the SBA approved on January 11, 2021. Loan forgiveness of $38,577 is included in other income on the accompanying statement of operations.

NOTE 7: LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company entered into a 12 month subordinated loan agreement with the Affiliate (defined in Note 9), which began on July 25, 2019 where the Affiliate loaned the Company $100,000 at an annual interest rate of 2%. The note was automatically extended an additional 12 months on July 25, 2021. Principal and interest are due on July 25, 2022. As of December 31, 2021, the subordinated loan was $104,934 which includes accrued interest of $4,934.

NOTE 8: INCOME TAXES

The Company recorded no income tax benefit or expense for the year ended December 31, 2021.

The Company has approximately $152,000 of Federal and State net operating loss carry forwards expiring in varying amounts between 2036 and 2037. Their utilization is limited to future taxable earnings of the Company. The Company also has approximately $855,000 of Federal and State net operating loss carryforwards which have no expiration. Their utilization is limited to 80% of the Company's future taxable earnings.

As of December 31, 2021, the Company's deferred federal and state tax assets totaled approximately $264,000. Due to the uncertain nature of the ultimate realization of the net deferred tax asset, the Company has established a full valuation allowance against the benefits of the net deferred tax asset and will recognize these benefits only as reassessment demonstrates they are realizable. Ultimate realization is dependent upon several factors, among which is future earnings. While the need for this valuation allowance is subject to periodic review, if the allowance is reduced, the tax benefits of the net deferred tax assets will be recorded in future operations as a reduction of the Company's income tax expense.

The Company has not recognized any respective liability for unrecognized tax benefits as it has no known tax positions that would subject the Company to any material income tax exposure. A reconciliation of the beginning and ending amount of unrecognized tax benefits is not included, nor is there any interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses, as there are no unrecognized tax benefits. Tax years that remain open to examination are years ending December 31, 2018 and after.

NOTE 9: RELATED PARTY TRANSACTIONS

The Company entered into a management agreement with an affiliate through common ownership, Bull Market Brokers S.A. (the "Affiliate"), which began on October 7, 2016 and was amended on November 1, 2017 where the Affiliate provides various services to the Company. For the year ended December 31, 2021, Bloomberg services, office space and services related to a jointly shared employee were provided by the Affiliate, and they amounted to $18,360. These expenses are reflected within their respective categories in the accompanying statement of operations. The Company has $117,854 due to the Affiliate relating to this agreement at December 31, 2021.

The Company conducts trading transactions with the Parent. During the year ended December 31, 2021, $55,338 of commissions were earned from transactions with the Parent.

NOTE 10: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. At December 31, 2021, the Company had net capital of $450,260 which was $200,260 in excess of its required minimum net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was .30 to 1.

NOTE 11: UNCERTAINTIES

In March 2020, the World Health Organization made the assessment that the outbreak of a novel coronavirus (COVID-19) can be characterized as a pandemic. As a result, uncertainties have arisen that may have a significant adverse impact on the financial conditions, operating activities and results of the Company. The occurrence and extent of such an impact will depend on future developments, including (i) the duration and spread of the virus, (ii) government quarantine measures, (iii) voluntary and precautionary restrictions on travel or meetings, (iv) the effects on the financial markets, and (v) the effects on the economy overall, all of which are uncertain.

NOTE 12: COMMITMENTS AND CONTENGENCIES

The Company has no commitments or contingencies other than the office lease disclosed in Note 5 and the subordinated loan disclosed in Note 7.

NOTE 13: COMPANY CONDITION

The Company had a net loss for the year ended December 31, 2021. The Company's stockholder has agreed to provide additional capital to the Company as necessary for it to continue to operate and maintain compliance with minimum net capital requirements. Management expects the Company to continue as a going concern, and as such, these financial statements have been prepared on a going concern basis.

NOTE 14: SUBSEQUENT EVENTS

Subsequent events were evaluated through the date the financial statements were available to be issued. The financial statements were approved and authorized for issue by management on March 16, 2022. No subsequent events were noted.

SUPPLEMENTARY INFORMATION

Bull Market Securities, Inc.
(A Wholly-Owned Subsidiary of Goldon Company Trade S.A.)
Computation of Net Capital and Aggregate Indebtedness Pursuant
to Rule 15c3-1 of the Securities And Exchange Commission
December 31, 2021

Total stockholder's equity	$	411,008
Additions		
Liabilities subordinated to claims of general creditors		100,000
Deductions		
Other assets		60,748
Net capital		450,260
Minimum net capital requirement (NOTE 10)		250,000
Excess net capital	$	**200,260**

December 31,		**2021**
Schedule of Aggregated Indebtedness:		
Accounts payable	$	12,865
Due to affiliate		117,854
Subordinated loan interest payable		4,934
Excess lease liability over right-of-use assets		324
Aggregate indebtedness	$	**135,977**
Ratio of aggregate indebtedness to net capital		**.30 to 1**

There are no material differences between the Company's computation of the net capital presented above and the Company's unaudited Form X-17a-5, Part IIA as of December 31, 2021, as filed.

INFORMATION REGARDING COMPLIANCE WITH RULE 15c3-3

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of Bull Market Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Bull Market Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Bull Market Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (exemption provisions) and (2) Bull Market Securities, Inc. stated that Bull Market Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Bull Market Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bull Market Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Ohab and Company, P.A.

Maitland, Florida

March 16, 2022

Bull Market Securities, Inc.
175 SW 7th Street, Suite 1405
Miami, FL 33130

Bull Market Securities, Inc.'s Exemption Report

Bull Market Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-S(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k): (2) (ii)

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year from January 1, 2021 through December 31, 2021 without exception.

_____

Lautaro Marra, CEO
Bull Market Securities, Inc.

I, Douglas Colombo, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _Douglas Colombo_

Title: FINOP

Date: March 16, 2022

Bull Market Securities, Inc.
(A Wholly-Owned Subsidiary of Goldon Company Trade S.A.)
Statement on Exemption From the Computation of Reserve
Requirements and Information for Possession or Control
Requirements Under Rule 15c3-3
December 31, 2021

In accordance with the exempted provisions of SEC Rule 15c3-3, specifically exemption k(2)(ii), the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirements.